June 4, 2025

Clint E. Stein
Chief Executive Officer
Columbia Banking System, Inc.
1301 A Street
Tacoma, Washington 98402-4200

        Re: Columbia Banking System, Inc.
            Registration Statement on Form S-4
            Filed May 28, 2025
            File No. 333-287607
Dear Clint E. Stein:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Patrick S. Brown, Esq.